Exhibit 99.3
Monroe Bancorp Employee Stock Ownership Plan
Confidential Voting Instruction Letter

To: Participants in the Monroe Bancorp Employee Stock Ownership Plan

You are receiving with this letter a “Notice of Special Meeting of Shareholders” and related “Proxy Statement” prepared in connection with a Special Meeting of Shareholders of Monroe Bancorp (“Monroe”). The Special Meeting of Shareholders has been called so that the shareholders of Monroe (“the Shareholders”) may consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger dated October 5, 2010 (the “Merger Agreement”) that Monroe has entered into with Old National Bancorp (“Old National”). The Merger Agreement provides for the merger of Monroe with and into Old National (the “Merger”). The Proxy Statement includes a complete description of the Merger, and all information presented in this letter is qualified by reference to the Proxy Statement.

As a Participant in the Monroe Bancorp Employee Stock Ownership Plan (the “Plan”), you have certain rights with respect to the voting of shares of Monroe common stock allocated to your account under the Plan. The Plan’s independent discretionary trustee, First Bankers Trust Services, Inc. (the “Trustee”), is responsible for voting the shares of Monroe stock held by the Plan; however, you are entitled to instruct the Trustee how to vote the shares of Monroe stock allocated to your Plan account with regard to the Merger. This letter describes the procedures for exercising your voting instruction rights. The Trustee is responsible for tabulating the participants’ voting instructions confidentially and after review of the aggregate voting instructions of Plan participants, voting the Monroe stock held by the Plan.

Enclosed is a blue Revocable Confidential Voting Instruction Card (the “Card”) which shows the number of shares of Monroe stock allocated to your Plan account as of November 3, 2010. The Card also lists the Merger as the matter on which you are entitled to give confidential voting instructions.

Your Card must be returned to the tabulator, Registrar and Transfer and your instruction will be held in strict confidence. It will not be revealed to any officer or employee of Monroe Bancorp or Old National Bancorp, either at the time of or after the vote, except to the extent required by any court order of federal or state laws or regulations that are not preempted by the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Merger

We urge all Plan participants to read the enclosed Proxy Statement in its entirety for a complete understanding of the proposed Merger. The Proxy Statement is primarily directed at actual shareholders of record, not indirect owners like Plan participants. Your rights as Plan participants are affected by the terms of the Plan and not everything described in the Proxy Statement applies to you. In particular, Plan participants do not have any direct voting rights. Your right is limited to directing the Trustee as to how you would like the shares of Monroe stock in your Plan account voted.

If the Merger becomes effective, the Plan will be merged into the Old National Bancorp Employee Stock Ownership and Savings Plan as soon as administratively feasible after the “effective date” of the Merger.

Role of Trustee

The Board of Directors of Monroe (the “Board”) determined that it would be in the best interests of Plan participants to appoint an independent trustee to serve as the Plan’s trustee for the purposes of the proposed Merger, replacing Monroe Bank as the Plan’s trustee. The Board appointed First Bankers Trust Services, Inc. as the Plan’s independent discretionary trustee. The Trustee has retained its own independent legal counsel, Van Olson Law Firm, LLC, and an independent financial advisor, Comstock Valuation Advisors, Inc. (“Comstock”), to advise it on the proposed Merger. The Trustee’s role in the Merger is to represent the interests of the Plan participants, and to vote for or against the Merger, in part, coincident with the confidential voting instructions it receives from the Plan participants.

Role of Trustee’s Financial Advisor

Comstock has been engaged to give an opinion (the “Opinion”) as to whether the consideration to be received by the Plan for its shares of Monroe stock pursuant to the terms of the Merger is not less than “adequate consideration” as defined in Title I of ERISA and is fair to the Plan participants from a financial point of view. It is expected that the Opinion will be delivered to the Trustee immediately prior to the Special Shareholder Meeting. Comstock has advised the Trustee that, based upon its review of the transaction and the financial information made available to date, it intends to issue such Opinion. In selecting Comstock to evaluate the fairness of the financial terms of the proposed Merger, the Trustee considered, among other factors, its qualifications and previous experience with ESOP valuations as well as its reputation. No limitations were placed on the scope of Comstock’s investigation.

The Trustee’s Fiduciary Obligations

The Trustee is subject to certain fiduciary obligations imposed by ERISA. In general, the Trustee is obligated under the Plan and the applicable provisions of ERISA to follow the Plan participants’ confidential voting instructions, to the extent described above, unless the Trustee independently determines that to do so would be imprudent or contrary to the best interests of the Plan participants. Therefore, it is possible that notwithstanding the outcome of the Plan participants’ instructions, the Trustee could, in the exercise of its fiduciary obligations, decide to vote all of the Plan’s outstanding shares of Monroe stock to approve or not to approve the Merger.

As of the date of this Confidential Voting Instruction Letter, the Trustee has not made a final determination regarding whether a vote for or against the Merger, in accordance with the vote of the Plan participants, would be contrary to its fiduciary obligations under ERISA. The Trustee will not make this final determination until the date of the Special Shareholder Meeting.

Exercise Your Right to Give Voting Instructions

We encourage you to exercise your right to confidentially instruct the Trustee to vote the shares of Monroe stock in your Plan account by completing the enclosed blue Card and returning it to Registrar and Transfer. A pre-addressed postage-paid envelope is included in this mailing.

To be counted, your Card must be received by Registrar and Transfer (not postmarked) no later than 5:00 p.m. on December 9, 2010 (5 business days prior to the meeting). If you fail to fully complete or timely return the Card, the Trustee will vote your shares, as directed by the Monroe Benefits Committee, in the same proportion as the shares for which the Trustee has received timely instructions from other Plan participants who do timely provide a confidential voting instruction, but subject to its fiduciary responsibilities under ERISA.

For further information, please contact Mark D. Bradford at Monroe Bank at (812) 331-3455 or Linda Shultz at First Bankers Trust Services, Inc. at (217) 228-8063, for information about the voting procedures.

Sincerely,

Mark D. Bradford
President and Chief Executive Officer
Monroe Bancorp

With this letter you should have received the following:

•	Notice of Special Meeting of Shareholders and related Proxy Statement

•	Revocable Confidential Voting Instruction Card

•	Pre-addressed, postage-paid return envelope

IF ANY OF THESE ITEMS ARE MISSING, CONTACT MARK D. BRADFORD AT (812) 331-3455 IMMEDIATELY.